1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 7, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONTINUING CONNECTED TRANSACTIONS;

AND

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

A letter from the board of directors of the Company is set out on pages 5 to 27 of this circular. A letter from the Independent Board Committee is set out on pages 28 and 29 of this circular. A letter from China Merchants Securities containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 30 to 55 of this circular.

A notice dated 7 November 2008 convening the Extraordinary General Meeting of the Company to be held at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Tuesday, 23 December 2008 has been despatched to you. Whether or not you are able to attend the Extraordinary General Meeting, you are strongly urged to complete and sign the form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, please return it to Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting should you so wish.

7 November 2008

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.

“Annual Cap” or “Annual Caps”	the annual limit within which the aggregate annual amount of a Continuing Connected Transaction shall not exceed for a financial year and “Annual Caps” shall mean the applicable annual limits of the Continuing Connected Transactions for a particular financial year

“Articles of Association”	the articles of association of the Company

“Associates”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors

“China Merchants Securities”	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“connected persons”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Continuing Connected Transactions”	the connected transactions entered into on a continuing basis between the Company and the Parent Company

“Director(s)”	the director(s) of the Company

“Existing Continuing Connected Transactions”	the continuing connected transactions between the Company and the Parent Company covered by the six Existing Continuing Connected Transaction Agreements

DEFINITIONS

“Existing Continuing Connected Transaction Agreements”	the six agreements in relation to the Existing Continuing Connected Transactions entered into between the Company and the Parent Company on 10 January 2006, namely, the Provision of Labour and Services Agreement, Provision of Equipment Maintenance and Repair Works Agreement, Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, and Provision of Products and Materials Agreement

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on 23 December 2008 or any adjournment thereof for the purpose of considering and, if appropriate, approving continuation of the Proposed Continuing Connected Transactions and the relevant Proposed Annual Caps referred to in this circular for the three financial years ending 31 December 2011 and the proposed amendment to the Articles of Association

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hua Ju Energy”	, Shandong Hua Ju Energy Company Limited, a joint stock limited company established in the PRC in May 2002

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	a committee of the Board established for the purpose of considering the terms of the Proposed Continuing Connected Transactions and the Proposed Annual Caps set out in this circular, comprising independent non-executive Directors who are independent in respect of the Continuing Connected Transactions

DEFINITIONS

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Continuing Connected Transactions

“Latest Practicable Date”	3 November 2008, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication

“Non-exempt Continuing Connected Transaction Agreements”	the Provision of Labour and Services Supply Agreement (Agreement A1), Provision of Materials Supply Agreement (Agreement A4), Provision of Coal Products and Materials Agreement (Agreement A5) and Provision of Electricity and Heat Agreement (Agreement A6), details of which are set out in this circular

“Non-exempt Continuing Connected Transactions”	the transactions described on pages 7 to 26 (other than the transactions in sub-paragraph A2) of this circular, which are subject to the reporting, announcement and/ or prior Independent Shareholders’ approval requirements pursuant to the Hong Kong Listing Rules

“Parent Company”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company

“Parent Group”	the Parent Company and its subsidiaries, excluding the Group

“PRC”	the People’s Republic of China

“Proposed Annual Cap(s)”	the annual limits in respect of each category of transactions under the Non-exempt Continuing Connected Transaction Agreements proposed by the Board, details of which are set out in this circular

“Proposed Continuing Connected Transactions”	the five continuing connected transactions between the Company and the Parent Company covered by the Proposed Continuing Connected Transaction Agreements

DEFINITIONS

“Proposed Continuing Connected Transaction Agreements”	the five agreements in relation to the proposed continuing connected transactions conditionally entered into between the Company and the Parent Company, which are subject to approval by the Independent Shareholders (other than the Provision of Insurance Fund Administrative Services Agreement (Agreement A3) and Provision of Electricity and Heat Agreement (Agreement A6), which does not require Independent Shareholders’ approval under the Hong Kong Listing Rules), the details of these agreements are set out on pages 7 to 26 of this circular

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time

“Shanghai Listing Rules”	The Listing Rules of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:

Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu Shi	Shandong Province
Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang Wang
Xinkun Zhang	Principal place of business in Hong Kong:
Baocai Dong
Yunqing	Rooms 2608-10
26/F., The Center
Independent non-executive Directors:	99 Queen’s Road Central
Hong Kong
Pu Hongjiu
Zhai Xigui
Li Weian
Wang Junyan

7 November 2008

To the Shareholders

Dear Sir or Madam,

(1) CONTINUING CONNECTED TRANSACTIONS;

AND

(2) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 31 October 2008.

At the extraordinary general meeting of the Company held on 24 March 2006, the Independent Shareholders approved, among other things, the continuation of the Existing Continuing Connected Transactions and the annual caps for the Existing Continuing Connected Transactions for the three financial years ended 31 December 2008. Such approval will expire on 31 December 2008. The Company will convene the EGM pursuant to Rule 14A.52 of the Hong Kong Listing Rules for the purpose of obtaining the independent shareholders’ approval for the continuance of the Proposed Continuing Connected Transactions with the Parent Company for another period of three years ending 31 December 2011. Details of the changes to the Existing Continuing Connected Transactions and the proposed annual caps of the Proposed Continuing Connected Transactions are set out in this circular.

LETTER FROM THE BOARD

Further, on 24 October 2008, the Company announced that it entered into an acquisition agreement with the Parent Company under which the Company has agreed to acquire from the Parent Company its 74% equity interest in Hua Ju Energy. Upon the completion of the acquisition of Hua Ju Energy by the Company, Hua Ju Energy will supply electricity and heat to the Parent Company, which transactions will become continuing connected transactions of the Company and be subject to the reporting, announcement and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee has been formed to consider the terms of the Proposed Continuing Connected Transactions and the Proposed Annual Caps and the letter from the Independent Board Committee to the Independent Shareholders is included in this circular. China Merchants Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Continuing Connected Transactions and the Proposed Annual Caps. The letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders is included in this circular.

The Board has also proposed to amend the Articles of Association and to submit this proposal for approval at the EGM.

The purposes of this circular are:

(i)	to provide you with further information in relation to the Continuing Connected Transactions and the Proposed Annual Caps for the three financial years ending 31 December 2011;

(ii)	to set out the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders and the recommendation from the Independent Board Committee as advised by China Merchants Securities;

(iii)	to provide further information on the proposed amendments to the Articles of Association; and

(iv)	to seek your approval in relation to the continuance of the Proposed Continuing Connected Transactions, the Proposed Annual Caps and the proposed amendments to the Articles of Association at the EGM, as set out in the announcement on the proposed amendments of Articles of Association of the Company dated 4 November 2008 and the notice of the EGM.

LETTER FROM THE BOARD

II.	CONTINUING CONNECTED TRANSACTIONS

1.	BACKGROUND

1.1	The Independent Shareholders Approval

At the extraordinary general meetings of the Company held on 24 March 2006, the Independent Shareholders approved, among other things, the continuation of the Existing Continuing Connected Transactions and the annual caps for the Continuing Connected Transactions for three financial years ended 31 December 2008. Such approval will expire on 31 December 2008.

The Parent Company holds 52.86% of the total issued share capital of the Company and is a connected person of the Company for the purposes of the Hong Kong Listing Rules. The Company would continue the Existing Continuing Connected Transactions after 31 December 2008 and therefore will, in accordance with the Hong Kong Listing Rules, comply with the provisions of Chapter 14A of the Hong Kong Listing Rules in relation to the Proposed Continuing Connected Transactions for the next three years ending 31 December 2011, including disclosing further information thereof in this circular and seeking approvals from the Independent Shareholders for the Proposed Continuing Connected Transactions and the relevant Proposed Annual Caps.

In this circular, references to the Company and the Parent Company in relation to the provision of products, materials or services shall include, in the case of the Company, its subsidiaries and in the case of the Parent Company, its associates.

1.2	Existing Continuing Connected Transactions

On 10 January 2006, the Company entered into the following Existing Continuing Connected Transactions with the Parent Company:

A.1	Provision of Labour and Services Agreement

A.2	Provision of Equipment Maintenance and Repair Works Agreement

A.3	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

A.4	Provision of Materials and Water Supply Agreement

A.5	Provision of Products and Materials Agreement

A.6	Provision of Electricity Agreement

Each of the above Existing Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2006 to 31 December 2008.

LETTER FROM THE BOARD

1.3	Summary of the principal terms and conditions of the Existing Continuing Connected Transactions

The Existing Continuing Connected Transactions are governed by the respective Existing Continuing Connected Transaction Agreements, the major terms and conditions of which have been summarized in the announcement and circular of the Company dated 10 January 2006 and 1 February 2006 respectively, and are repeated herein for ease of reference:

A1.	Provision of Labour and Services Agreement

(a) Pursuant to the Provision of Labour and Services Agreement, the Parent Company has been providing the following labour and services to the Company:

Construction services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; environmental services; police and fire services; heat supply; property management services; education; civil army training; technical training; medical, child care and social welfare service

(b) All labour and services are to be provided at cost, other than (1) construction services, telecommunication services, which are to be provided at market price; and (2) motor vehicle transportation services, which are to be provided at State-prescribed price;

(c) The Parent Company agrees to provide services such as medical, child care, social benefits and supplementary medical insurance to the Company at State-prescribed price in accordance with the relevant PRC regulations applicable to the Company; and

(d) The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company agrees to provide such labour/services to the Company at a favourable price.

A2.	Provision of Equipment Maintenance and Repair Works Agreement

(a) Pursuant to the Provision of Equipment Maintenance and Repair Works Agreement, the Parent Company has been providing the following equipment maintenance and repair services to the Company:

maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc

(b) Equipment maintenance and repair services are to be provided by the Parent Company at market price; and

LETTER FROM THE BOARD

(c) The Parent Company undertakes that the price for equipment maintenance and repair services shall not in any circumstances be higher than the price paid by any third party for similar services. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company agrees to provide such services to the Company at a favourable price.

A3.	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

(a) Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, the Parent Company is responsible for the management of the old age insurance payments to the employees and payments of the pension and other benefits of the retirees of the Group on a free of charge basis;

(b) The Company shall pay a monthly amount equivalent to 45% of the total salaries of the employees of the Group to a designated account maintained by the Parent Company, part of which will be paid by the Parent Company on behalf of the employees of the Group to the old age insurance scheme maintained by the local government and the remaining part will be paid out as pension and other benefits payable to the retirees of the Group; and

(c) The Parent Company shall annually provide the Company with a statement of the payments to the old age insurance scheme. The Company is entitled to monitor and inspect the payments to and application of the moneys out of the old age insurance scheme.

A4.	Provision of Materials and Water Supply Agreement

(a) Pursuant to the Provision of Materials and Water Supply Agreement, the Parent Company has been providing and shall continue to provide the following supplies to the Company:

Materials: concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies

Water: water supply

(b) All materials and water are supplied at the market price and the parties shall in so far as possible assess such price before the commencement of each financial year;

(c) The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials or water supply. The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company agrees to provide such supplies to the Company at a favourable price; and

LETTER FROM THE BOARD

(d) If the terms of provision of any materials and/or water supply by any third party is better than the terms offered by the Parent Company or if the provision of such materials and/or water by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials or water supply from other third parties.

A5.	Provision of Products and Materials Agreement

(a) The Parent Company has been providing and shall continue to provide the following products and materials to the Company:

Coal supply;

Sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials

(b) Coal supply and sale of materials will be provided to the Parent Company at market price.

A6.	Provision of Electricity Agreement

(a) Pursuant to the Provision of Electricity Agreement, the Parent Company shall supply electricity to the Company at a price to be agreed and confirmed by the parties from time to time, provided that such price shall be determined upon normal commercial terms and not higher than the price at which the Company could purchase power from the Shandong Power Grid;

(b) If at any time a State-prescribed price is effective and applicable to such electricity supply, the State-prescribed price shall apply;

(c) The Parent Company undertakes that the price of the electricity supplied to the Company shall not in any circumstances be higher than the price paid by any third party for such supply. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company agrees to provide electricity to the Company at a favourable price; and

(d) If electricity may be provided by a third party at a more favourable price than the price offered by the Parent Company or if the electricity supplied by the Parent Company cannot satisfy the Company’s electricity demand, the Company shall have the right to obtain electricity supply from third parties.

LETTER FROM THE BOARD

2.	HISTORICAL AMOUNTS OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS

2.1	Historical amounts and the Annual Caps

Set out below are the historical annual amounts of the Existing Continuing Connected Transactions for the preceding two financial years ended 31 December 2006 and 2007 and the eight months ended 31 August 2008:

Category of continuing connected transactions

		Financial Year ended 31 December		Eight months ended 31 August 2008	Financial year ending 31 December 2008
		2006	2007
		RMB’000	RMB’000	RMB’000	RMB’000
					(estimated)
Expenditure
A1. Provision of Labour and Services Agreement	Actual	805,205	718,482	396,020	763,910
	Cap	854,700	912,700	n/a	963,700

A.2. Provision of Equipment Maintenance and Repair Works	Actual	246,841	215,102	175,770	305,770
Agreement	Cap	280,000	300,000	n/a	320,000

A.3. Provision of Administrative Services for Pension Fund and	Actual		–Free of charge–
Retirement Benefits Agreement	Cap	n/a	n/a	n/a	n/a

A4. Provisions of Materials and Water Supply Agreement	Actual	458,509	454,649	335,960	515,960
	Cap	535,200	565,200	n/a	595,200

A.6. Provision of Electricity Agreement	Actual	349,095	368,993	243,513	386,000
	Cap	380,000	400,000	n/a	420,000

Revenue
A5. Provision of Products and Materials Agreement	Actual	1,566,100	1,610,106	1,346,610	2,033,880
	Cap	2,850,000	3,050,000	n/a	3,250,000

LETTER FROM THE BOARD

2.2	Major historical fluctuations

Since 2006, the businesses of the Company and the Parent Company have both experienced substantial growth which have led to increased values, both in terms of revenue and expenditure, of the transactions between the Company and the Parent Company.

The major fluctuations in the historical value of the Existing Continuing Connected Transactions between the Company and the Parent Company and the reasons therefor are as follows:

(1)	Provision of Labour and Services Agreement (Agreement A1)

The estimated annual amount of the labour and services provided by the Parent Company pursuant to the Provision of Labour and Services Agreement is RMB763.91 million in 2008 as compared to RMB718.48 million for 2007. The increase was mainly due to the substantial increase in the amount of the telecommunication services, which are provided at market price and the motor vehicle transportation services, which are provided at State-prescribed price. Other than telecommunication services and motor vehicle transportation services, all other services under the Provision of Labour and Services Agreement, such as environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training, are all provided at costs.

The estimated annual amount of the telecommunication services, including telephone, internet and related services is RMB19.92 million in 2008 as compared to RMB9.10 million and RMB7.90 million for the years 2006 and 2007 respectively. The substantial increase is mainly caused by the growth in the telecommunication businesses of the Parent Company which enables the Parent Company to supply a wider range services including the enterprise resource planning system and the safety-production dispatching system. As required by the Company’s internal control construction, the Company completed the implementation of the enterprise resource planning system in December 2001, which contains five categories including financial accounting, costs control, purchase and supply, stock management, and sale and sub-sale. The Company was the pioneer in applying the SAP/R3 coal mining solution system in the PRC and has established an information management platform which covers its entire business scope.

The estimated annual amount of the motor vehicle transportation services is RMB123.35 million in 2008 as compared to RMB63.45 million and RMB60.72 million for the years 2006 and 2007 respectively. The increase is mainly caused by the continuous substantial rise in petrol prices and staff salaries, coupled with the rise in market prices of transportation.

LETTER FROM THE BOARD

(2)	Provision of Equipment Maintenance and Repair Works Agreement (Agreement A2)

The estimated annual amount of the maintenance and repair services provided by the Parent Company pursuant to the Provision of Products and Materials Agreement is RMB305.77 million in 2008 as compared to RMB246.84 million and RMB215.10 million for the years 2006 and 2007 respectively. The increase is mainly caused by the large growth in staff salaries and materials prices.

(3)	Provision of Materials and Water Supply Agreement (Agreement A4)

The estimated annual amount of the products supplied pursuant to the Provision of Materials and Water Supply Agreement is RMB515.96 million in 2008 as compared to RMB458.51 million and RMB454.65 million for the years 2006 and 2007 respectively. The increase was mainly due to the expansion of the Company’s business operations, which led to an increased demand for materials and equipment and the continuous rise in the prices of raw materials and staff salaries.

(4)	Provision of Products and Materials Agreement (Agreement A5)

The estimated annual amount of the products and materials sold pursuant to the Provision of Products and Materials Agreement is RMB2,033.88 million in 2008 as compared to RMB1,566.10 million and RMB1,610.11 million for the years 2006 and 2007 respectively. The increase is mainly caused by the increased sales of coal to the Parent Company for use in its coal chemical processing facilities and aluminum refining facilities.

LETTER FROM THE BOARD

3.	PROPOSED CHANGES TO THE EXISTING CONTINUING CONNECTED TRANSACTIONS

A1.	Provision of Labour and Services Supply Agreement (Agreement A1)

The Company and the Parent Company will renew the Provision of Labour and Services Supply Agreement upon the expiration of the current Provision of Labour and Services Agreement, upon its expiry by the end of this year. In addition to the existing labour and services provided by the Parent Company, namely, provision of construction services, telecommunication services, motor vehicle transportation services, environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training, the Parent Company will provide an additional category of services to the Group and will transfer two types of labour services from two Existing Continuing Connected Transaction Agreements to the Provision of Labour and Services Supply Agreement:

(1)	Additional services to be provided by the Parent Company includes:

individual employee benefits, including but not limited to child care, medical care of lineal relatives; family heating; social, arts, sports and entertainment services; financial difficulties subsidies; travel reimbursement and other welfare expenses as stipulated by the PRC government;

(2)	Services transferred from other agreements to this agreement:

maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc (such services to be transferred from the existing Provision of Equipment Maintenance and Repair Works Agreement (Agreement A2));

retiree benefits such as pension, relief subsidies, old age activities expenses, medical expenses, housing subsidies and other welfare expenses as stipulated by the PRC government (such services to be transferred from the existing Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (Agreement A3)).

Under the Provision of Labour and Services Supply Agreement proposed to be renewed, the Parent Company will provide the following labour and services to the Company:

(a)	Services to be provided

Construction services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; environmental services; police and fire services; heat supply; property management services; education; civil army training; technical training; maintenance and repair of mining equipment and machinery services; individual employee benefits; and retiree benefits;

LETTER FROM THE BOARD

(b)	Price determination

All labour and services are to be provided at cost, other than construction services, telecommunication services, maintenance and repair of mining equipment and machinery services; motor vehicle transportation services are to be provided at market price;

(c)	Undertakings

The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company agrees to provide such labour/services to the Company at a favourable price.

A2.	Provision of Equipment Maintenance and Repair Works Agreement

The Company and the Parent Company will not renew the existing Provision of Equipment Maintenance and Repair Works Agreement as such services will be incorporated into the Provision of Labour and Services Supply Agreement (Agreement A1).

A3.	Provision of Insurance Fund Administrative Services Agreement (formerly the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement) (Agreement A3)

The Company and the Parent Company will renew the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, but will rename the agreement as the Provision of Insurance Fund Administrative Services Agreement. The main reason for the change is to consolidate all those social services which are to be provided by the Parent Company on a actual cost basis to the Provision of Labour and Services Supply Agreement, while leaving those administrative services which are to be provided by the Parent Company to the Group on a free of charge basis under this agreement. Particulars of the proposed changes are detailed below:

(1)

The Parent Company will continue to be responsible for the management of the old age insurance payments to the employees of the Group on a free of charge basis. The monthly amount payable by the Company to the Parent Company for the old age insurance scheme will be reduced from 45% of the total salaries of the employees of the Group to 20%. The remaining 25% was used to pay out as pension and other benefits payable to the retirees of the Group under the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (Agreement A3). Since retiree benefits

LETTER FROM THE BOARD

will be transferred to the Provision of Labour and Services Supply Agreement (Agreement A1), such benefits will be provided by the Parent Company on an actual cost basis, which will be reimbursed by the Company after actual payment, instead of a prepayment by the Company on a fixed percentage basis.

(2)	In addition, the Parent Company will also be responsible for the management of the basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees on a free of charge basis. Such payments shall be paid by the Company for the employees in accordance with the relevant PRC laws and regulations to the Parent Group as employee benefits.

(3)	The supply of social welfare service, such as pension, relief subsidies, old age activities expenses, medical expenses, housing subsidies and other welfare expenses as stipulated by the PRC government, to the retirees of the Group will be incorporated into the Provision of Labour and Services Supply Agreement (Agreement A1). Such welfare and benefit payments are incurred on an actual cost basis and will be reimbursed by the Company to the Parent Company after actual payment.

As the administrative services in relation to the insurance fund managed under the Provision of Fund Administrative Services Agreement are provided by the Parent Company to the Group free of charge, they constitute exempt Continuing Connected Transactions pursuant to the Hong Kong Listing Rules. A summary of the revised major terms of the agreement is as follows:

(a)	The Parent Company undertakes to be responsible for the management of the old age insurance payments; basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees on a free of charge basis;

(b)	The Company shall pay to the Parent Company a monthly amount equivalent to (1) 20% of the total salaries of the employees of the Group as the old age insurance payments; (2) 8% and 4% of the total salaries of the employees of the Group as the basic medical insurance payments and supplemental medical insurance payments respectively; (3) 2% of the total salaries of the employees of the Group as the unemployment fund payments; and (4) 1% of the total salaries of the employees of the Group as the maternity insurance payments, to a designated account maintained by the Parent Company, which will be paid by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government; and

(c)	The Parent Company shall annually provide the Company with a statement of the various fund payments and the Company is entitled to monitor and inspect the payments to and application of the moneys out of the fund payments.

LETTER FROM THE BOARD

A4.	Provision of Materials Supply Agreement (formerly known as Provision of Materials and Water Supply Agreement) (Agreement A4)

The Company and the Parent Company will renew the Provision of Materials and Water Supply Agreement but will rename the agreement as the Provision of Materials Supply Agreement under which the Parent Company will continue to supply materials to the Company under the terms and conditions of the Provision of Materials Supply Agreement. However, the Parent Company will cease to supply water to the Company which the Company will purchase directly from Zoucheng Water Supply Management Committee. A summary of the major terms of the agreement is as follows:

(a)	The Parent Company shall provide the following supplies to the Company: Materials: concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies

(b)	All materials are supplied at the market price and the parties shall in so far as possible assess such price before the commencement of each financial year;

(c)	The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials. The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company agrees to provide such supplies to the Company at a favourable price; and

(d)	If the terms of provision of any materials by any third party is better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials from other third parties.

A5.	Provision of Coal Products and Materials Agreement (formerly known as the Provision of Products and Materials Agreement) (Agreement A5)

Under the current Provision of Products and Materials Agreement, the Company is supplying and will continue to supply coal products and certain materials to the Parent Company for production purposes. The Company will renew the existing Provision of Products and Materials Equipment but will rename the agreement to Provision of Coal Products and Materials Agreement to regulate the provisions of such products and. A summary of the major terms of the agreement is as follows:

(a)	Products and materials to be provided to the Parent Company include: (1) coal products; and (2) sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials; and

(b)	Coal supply and sale of materials will be provided to the Parent Company at market price.

LETTER FROM THE BOARD

A6.	Provision of Electricity and Heat Agreement (formerly known as the Provision of Electricity Agreement)(Agreement A6)

Under the existing Provision of Electricity Agreement, the Parent Company has been supplying electricity to the Company at the State-prescribed price. Such electricity was provided by Hua Ju Energy, which is a joint stock limited company owned as to 74% by the Parent Company. On 24 October 2008, the Company announced that it entered into an acquisition agreement with the Parent Company under which the Company has agreed to acquire from the Parent Company its 74% equity interest in Hua Ju Energy. Upon completion of the acquisition, the Parent Company will cease to supply electricity to the Company. Instead, the Company and the Parent Company will enter into a provision of electricity and heat agreement (“Provision of Electricity and Heat Agreement”) under which the Company shall supply electricity and heat to the Parent Company.

Accordingly, the continuing transactions between Hua Ju Energy and the Parent Company will become Continuing Connected Transactions of the Company and be subject to the reporting, announcement and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules. A summary of the major terms of the agreement is as follows:

(a)	The Company shall supply electricity and heat to the Parent Company at a price to be agreed and confirmed in writing by the parties from time to time at a price to be approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau); and

(b)	Prior to the completion of the Company’s acquisition of 74% equity interest in Hua Ju Energy, the provision of electricity shall be in accordance with the Provision of Electricity Agreement entered into between the Company and the Parent Company on 10 January 2006.

LETTER FROM THE BOARD

4.	SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE PROPOSED CONTINUING CONNECTED TRANSACTION AGREEMENTS

Each of the above Proposed Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2009 and will expire on 31 December 2011.

The principal common terms and conditions of each of these agreements (other than the Provision of Insurance Fund Administrative Services Agreement (Agreement A3)) are summarised as follows:

A.	Price determination (not applicable to the Provision of Electricity and Heat Agreement (Agreement A6))

(1)	State-prescribed price

If at any time, a State-prescribed price is applicable to any particular supply or service, such supply or service will be provided based on the applicable State-prescribed price. “State-prescribed price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

(2)	Market price

Market price shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity;

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

(3)	Cost price

Cost price is applicable to some of the Continuing Connected Transactions in paragraph 3 above. Cost price is:

(i)	the cost of providing the subject matter of the transaction by the providing party; or

(ii)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

LETTER FROM THE BOARD

B.	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant Continuing Connected Transaction Agreement enter into specific contracts.

C.	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

5.	PROPOSED ANNUAL CAPS IN RELATION TO PROPOSED CONTINUING CONNECTED TRANSACTIONS

5.1	The Purposed Annual Caps

The Directors consider that it is in the interest of the Company to continue the Existing Continuing Connected Transactions upon the terms and conditions as set out in the Proposed Continuing Connected Transactions for the forthcoming three financial years ending 31 December 2011 based on, among other factors, the following:

1.	the historical amounts of the Existing Continuing Connected Transactions for the two financial years ended 31 December 2006 and 2007 and the eight months ended 31 August 2008;

2.	the Company’s estimate of its normal business growth, on the assumption that there is no material adverse change to the economic situation in the PRC; and

3.	the Company’s current estimate of the market prices and State-prescribed prices.

LETTER FROM THE BOARD

The table below sets out the caps for the continuing connected transactions:

Category of continuing connected transactions

	Financial Year ending 31 December			Independent Shareholders’ approval
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	(Note 1)
Expenditure
A1. Provision of Labour and Services Supply Agreement	1,972,410	2,356,820	2,594,340	Required

A3. Provision of Insurance Fund Administrative Services Agreement (Note 2)	Free of charge			Not Required

A4. Provision of Materials Supply Agreement	600,000	660,000	726,000	Required

Total	2,572,410	3,016,820	3,320,340

Revenue
A5. Provision of Coal Products and Materials Agreement	3,700,000	4,070,000	4,650,000	Required

A6. Provision of Electricity and Heat Agreement	310,000	334,000	360,400	Not Required

Total	4,010,000	4,404,000	5,010,400

Notes:

1.	Pursuant to the Hong Kong Listing Rules, except for the Provision of Insurance Fund Administrative Services Agreement (Agreement A3) and Provision of Electricity and Heat Agreement (Agreement A6), Independent Shareholders’ approval is required for the transactions contemplated under the remaining three Proposed Continuing Connected Transaction Agreements and the respective Proposed Annual Caps for the years 2009 to 2011.

2.	According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of the fund payments paid through the Parent Company. Based on the Provision of Insurance Fund Administrative Services Agreement (Agreement A3), the Company estimates that the annual amounts to be paid by the Parent Company for the three years ending 31 December 2011 would be RMB1,008.00 million, RMB1,209.60 million and RMB1,451.51 million respectively.

LETTER FROM THE BOARD

5.2	Major anticipated fluctuations

As compared with the historical annual amounts of the Continuing Connected Transactions for the years 2006 and 2007 and the estimated annual amounts for the year 2008, the following are the major changes to the Continuing Connected Transactions for the forthcoming three years ending 31 December 2011:

1.	Provision of Labour and Services Supply Agreement (Agreement A1)

The estimated increase in the Annual Caps for the transactions pursuant to the Provision of Labour and Services Supply Agreement are mainly due to the following reasons:

(1)	the costs and the market prices with respect to environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training have experienced substantial increases due to factors such as increase in staff salaries and materials prices. The prices set out in the Existing Continuing Connected Transactions were too low and the costs deficits of such services were all borne by the Parent Company. It would be unfair if the Parent Company continues to provide such services based on historical costs. Accordingly, taking into account the increase in staff salaries and material prices, the estimated Annual Caps for the years 2009 to 2011 shall be increased by 30%;

(2)	the increases in staff salaries and material prices in the previous three years have resulted in a substantial increase in the expenses relating to individual employee benefits. For the next three years ending 31 December 2011, the maximum expenditure of individual employee benefits is limited to 6% of the total salaries of the employees. The annual expenses relating to individual employee benefits for 2009, 2010 and 2011 are expected to be RMB172.80 million, RMB207.36 million and RMB248.83 million respectively;

(3)	the annual expenses relating to retiree benefits for 2009, 2010 and 2011 are expected to be RMB388.00 million, RMB446.50 million and RMB514.72 million respectively due to the increases in medical expenses, housing allowances and materials prices;

(4)	according to the requirements under the product safety policy of the PRC, the Company has established a complete and comprehensive safety-production dispatching system in 2006 which increases the Company’s product safety standard and management efficiency. Since implementation of the system is reliant on the telecommunication network of the Parent Company, the Parent Company has incurred substantial amount of costs in enhancing its telecommunication network so as to ensure smooth operation of the system. The Parent Company, after arm’s length negotiations with the Company, plans to charge maintenance fees for the system. The estimated expenses are expected to be RMB50.00 million per annum for 2009, 2010 and 2011;

LETTER FROM THE BOARD

(5)	along with the expansion of the Company’s external resource exploitation, the mine construction services provided by the Parent Company will continue to expand. Further, taking into consideration of the increase in materials prices and staff salaries, the estimated annual expenses for construction services for 2009, 2010 and 2011 are RMB540.00 million, RMB780.00 million and RMB850.00 million respectively; and

(6)	the price of maintenance and repair services, and motor vehicle transportation services provided by the Parent Company in the next three years will increase at an estimated rate of 10% per annum as a result of the significant increase in the prices of raw materials and staff salaries.

2.	Provision of Insurance Fund Administrative Services Agreement (Agreement A3)

As the Company’s business expands steadily, the number of employees has been increased, which in turn increased the total salaries of employees of the Group. Taking into consideration of the effects of inflation and the increase in materials prices, staff salaries for the next three years will increase at an estimated rate of 20% per annum.

3.	Provision of Coal Products and Materials Agreement (Agreement A5)

The coal chemical processing facilities of the Parent Company including the coke plant (with an annual designed production capacity of 2,000,000 tonnes), the methanol plant (with an annual designed production capacity of 700,000 tonnes) and the acetic acid plant (with an annual designed production capacity of 200,000 tonnes) have all commenced production and are expected to reach their full productivity in 2009. Consequently, the demand for coal supply from the Company will be further increased. The estimated annual coal sales revenue to the Parent Company’s coal chemical processing facilities for 2009, 2010 and 2011 are RMB2,565.19 million, RMB2,715.54 million and RMB3,404.92 million respectively.

In addition, the estimated annual coal sales revenues to the Parent Company’s aluminum refining facilities for 2009, 2010 and 2011 are expected to be RMB434.81 million, RMB584.46 million and RMB395.08 million respectively.

Following the commencement of production of the Parent Company’s coal chemical processing facilities and the aluminum refining facilities, the Directors also expect that the annual sales of material supplies to the Parent Company will also increase thereby. The estimated revenue for 2009, 2010 and 2011 are expected be RMB700.00 million, RMB770.00 million and RMB850.00 million respectively.

4.	Provision of Electricity and Heat Agreement (Agreement A6)

The current prescribed price of heat supply is RMB135.00 per steam tonne. After consulting with Jining Municipal Price Bureau, the estimated price for such supply will increase to RMB180.00 per steam tonne from 2009. It is estimated that the total heat supply will be 388,000 steam tonnes per annum and accordingly, the estimated Annual Caps for heat supply by the Company will be RMB70.00 million per annum for the next three years ending 31 December 2011.

LETTER FROM THE BOARD

The current prescribed price of electricity supply is RMB0.50 per kilowatt-hour. After consulting with Jining Municipal Price Bureau, the estimated price for such supply will increase to RMB0.60 per kilowatt-hour. It is estimated that the total electricity supply for 2009 will be 400 million kilowatt-hours and accordingly, the estimated Annual Cap for electricity supply by the Company will be RMB240.00 million in 2009. As the Parent Company’s demand for electricity will increase with the development of its coal chemical processing facilities, the estimated Annual Caps for the years 2010 and 2011 will increase at an estimated rate of 10% per annum.

5.3	Non-exempt Continuing Connected Transactions

The transactions contemplated under the Provision of Labour and Services Supply Agreement (Agreement A1), Provision of Materials Supply Agreement (Agreement A4), Provision of Coal Products and Materials Agreement (Agreement A5) and Provision of Electricity and Heat Agreement (Agreement A6) (other than the transactions under the Provision of Insurance Fund Administrative Services Agreement (Agreement A3)) will constitute Non-exempt Continuing Connected Transactions under the Hong Kong Listing Rules.

The Non-exempt Continuing Connected Transactions would require full reporting, announcement and/or prior independent shareholders’ approval under the Hong Kong Listing Rules. The transactions contemplated under the Provision of Electricity and Heat Agreement will be exempted from the Independent Shareholders’ approval as each of the percentage ratios is less than 2.5%.

The transactions under the Provisions of Insurance Fund Administrative Services Agreement (Agreement A3) relating to the provision of fund administrative services by the Parent Company will constitute exempt Continuing Connected Transactions as the Parent Company will provide such administrative services on a free of charge basis. No announcement and prior approval by Independent Shareholders’ approval are required for these transactions.

However, according to the applicable PRC regulations, the Company is required to estimate the annual amounts to be paid to the Parent Company for transactions under the Provision of Insurance Fund Administrative Services Agreement (Agreement A3) for the three years ending 31 December 2011.

To fully comply with the applicable Shanghai Listing Rules, the Board will convene an EGM for the purpose of approval by the Independent Shareholders that the continuance of each of the Proposed Continuing Connected Transactions for the three years ending 31 December 2011 according to the terms and conditions of the relevant Proposed Continuing Connected Transactions Agreements, subject to the annual amount of each of such Proposed Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps set forth on page 11 of this circular. Each of the Proposed Continuing Connected Transactions will be approved by a separate resolution by the independent shareholders.

LETTER FROM THE BOARD

As approved by the Shanghai Stock Exchange, once the approval of the above matter by the independent shareholders has obtained, the Company can conduct each of the Non-exempt Continuing Connected Transaction, subject to the annual amount of each of such Non-exempt Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps.

Upon approval of the Non-exempt Continuing Connected Transaction Agreements and the transactions contemplated thereunder by the Independent Shareholders, the Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Continuing Connected Transactions.

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the entering into the Proposed Continuing Connected Transactions is essential to the normal operations and is for the benefits of the Company for the following reasons:

(1)	The materials and related services provided by the Parent Company have been provided according to approvals and certifications by the relevant government authorities or industry.

(2)	Both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and enhance the daily operation of the Company.

(3)	The Company does not have the function of provision of social services like education, medical and child care which are essential to the Group and is normally most efficiently provided by the Parent Company.

(4)	The Company provides products and materials to the Parent Company at market price which can minimize the management and operational costs of the Company due to the close proximity between the two companies.

As such transactions are entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Directors (including the independent non-executive Directors) do not see any disadvantage of the Proposed Continuing Connected Transactions and believe that the terms of the Proposed Continuing Connected Transactions are fair and reasonable and the entering into of the Proposed Continuing Connected Transaction Agreements is in the interests of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

7.	INFORMATION OF THE COMPANY AND THE PARENT COMPANY

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

The Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as coal mining and processing, heat and electricity, mining equipment, building and building materials, concrete, and coal-based chemical products. As at the Latest Practicable Date, the Parent Company is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

For better corporate governance purposes and compliance with the relevant PRC laws and regulations, the Board considers that it is in the interest of the Company to amend certain provisions in the Articles of Association, namely, Articles 63, 64, 218 and 219 (establishment of systems to prohibit non-operational appropriations of funds and assets by the controlling shareholder), Articles 66 and 171 (provision and disclosure of external guarantee), Article 166 (establishment and composition of board committees) and Article 202 (composition of the supervisory committee).

Under the Articles of Association, Company shall by special resolution at the EGM to approve the proposed amendments to the Articles of Association. Details of the proposed amendments to the Articles of Association are set out in Appendix I to this circular.

IV.	RECOMMENDATION

The Board believe that the Proposed Continuing Connected Transactions are entered into on normal commercial terms, in the ordinary and usual course of business of the Group, and that are fair and reasonable and the entering into of the Proposed Continuing Connected Transaction Agreements is in the interests of the Company and its Shareholders as a whole. The Directors also believe that the special resolution in respect of the proposed amendments to the Articles of Association to be put before the EGM is in the best interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of the resolutions to approve the Proposed Continuing Connected Transaction Agreements, the Proposed Annual Caps and the proposed amendments to the Articles of Association to be proposed at the EGM.

The Independent Board Committee, having taken into account the advice of China Merchants Securities, considers that the terms of the Proposed Continuing Connected Transactions under the Proposed Connected Transaction Agreements and the Proposed Annual Caps in respect thereof are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolutions to approve the Proposed Continuing Connected Transaction Agreements and the Proposed Annual Caps in respect thereof.

LETTER FROM THE BOARD

V.	THE EXTRAORDINARY GENERAL MEETING

The EGM is to be held for the purpose of considering and approving by the Independent Shareholders by separate ordinary resolutions, among other things, the Proposed Continuing Connected Transactions and the Proposed Annual Caps for each of the Proposed Continuing Connected Transactions for the three years ending 31 December 2011 and by Shareholders by special resolution, the proposed amendments to the Articles of Association.

The Parent Company and its associates will abstain from voting at the EGM in regard to the Proposed Continuing Connected Transactions and the Proposed Annual Caps which shall be made by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

As no Shareholder has any interest in the proposed amendments to the Articles of Association, no Shareholder will be required to abstain from voting on the relevant resolution at the EGM.

VI.	GENERAL

Your attention is drawn to the letter from China Merchants Securities, the independent financial adviser to the Independent Board Committee and Independent Shareholders, on pages 30 to 55 of this circular. Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office:

298 South Fushan Road
Zoucheng
Shandong Province
PRC
Postal Code: 273500

Principal place of business in Hong Kong:

Rooms 2608-10
26/F., The Center
99 Queen’s Road Central
Hong Kong

7 November 2008

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 7 November 2008 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Proposed Continuing Connected Transactions under the Proposed Continuing Connected Transaction Agreements and the Proposed Annual Caps in respect thereof are fair and reasonable in so far as the Independent Shareholders are concerned.

China Merchants Securities has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Proposed Continuing Connected Transactions and the Proposed Annual Caps in respect thereof. Details of China Merchants Securities’ advice, together with the principal factors taken into consideration in arriving at such advice, are set out in its letter on pages 30 to 55.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the “Letter from the Board” set out on pages 5 to 27 and the additional information set out in the Appendices.

Having taken into account the terms of the Proposed Continuing Connected Transactions and having considered the interests of the Independent Shareholders and the advice of China Merchants Securities, we consider that the terms of the Proposed Continuing Connected Transactions under the Proposed Continuing Connected Transaction Agreements and the Proposed Annual Caps in respect thereof are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions approving such Proposed Continuing Connected Transactions and the Proposed Annual Caps for each of the Proposed Continuing Connected Transactions for the three years ending 31 December 2011.

Yours faithfully,
Yanzhou Coal Mining Company Limited
Pu Hongjiu	Zhai Xigui
Li Weian	Wang Junyan
Independent Board Committee

LETTER FROM CHINA MERCHANTS SECURITIES

The following is the text of the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

48th Floor,
One Exchange Square,
Central,
Hong Kong

7 November 2008

Yanzhou Coal Mining Company Limited

298 South Fushan Road

Zoucheng

Shandong Province

The People’s Republic of China

Postal Code: 273500

To:	the Independent Board Committee and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

PROPOSED CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Continuing Connected Transactions Agreements and the applicable Proposed Annual Caps, details of which are set out in the letter from the Board (the “Letter from the Board”) of the circular of the Company dated 7 November 2008 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

As at the Latest Practicable Date, the Parent Company held approximately 52.86% of the total issued share capital of the Company. As such, the Parent Company is a connected person of the Company under the Hong Kong Listing Rules. The transactions contemplated under the Provision of Labour Services Supply Agreement, the Provision of Materials Supply Agreement, the Provision of Coal Products and Materials Agreement and the Provision of Electricity and Heat Agreement will constitute non-exempt continuing connected transactions for the Company under Rule 14A.35 of the Hong Kong Listing Rules. The Non-exempt Continuing Connected Transaction Agreements and the Proposed Annual Caps are subject to approval by the Independent Shareholders by way of poll at the EGM.

LETTER FROM CHINA MERCHANTS SECURITIES

The transactions contemplated under the Provisions of Insurance Fund Administrative Services Agreement will constitute exempt continuing connected transactions for the Company under the Hong Kong Listing Rules as the Parent Company will provide such administrative services on a free of charge basis. However, according to the applicable PRC regulations, the Company is required to estimate the annual amounts to be paid to the Parent Company for transactions under the Provision of Insurance Fund Administrative Services Agreement for the three years ending 31 December 2011.

To fully comply with the applicable Shanghai Listing Rules, the Board will convene an EGM for the purpose of approval by the Independent Shareholders that the continuance of each of the Proposed Continuing Connected Transactions for the three years ending 31 December 2011 according to the terms and conditions of the relevant Proposed Continuing Connected Transactions Agreements, subject to the annual amount of each of the Proposed Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps. Each of the Proposed Continuing Connected Transactions will be approved by a separate resolution by the Independent Shareholders at the EGM.

As approved by the Shanghai Stock Exchange, once the approval of the above matter by the Independent Shareholders is obtained, the Company can conduct each of the Non-exempt Continuing Connected Transactions, subject to the annual amount of each of such Non-exempt Continuing Connected Transactions for each financial year not exceeding the relevant Proposed Annual Caps. Upon approval of the Non-exempt Continuing Connected Transaction Agreements and the transactions contemplated thereunder by the Independent Shareholders, the Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Continuing Connected Transactions.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to whether the Proposed Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and whether the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group’s management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiry. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group’s management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

LETTER FROM CHINA MERCHANTS SECURITIES

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the Proposed Continuing Connected Transactions and the Proposed Annual Caps as set out below:

(i)	the Proposed Continuing Connected Transactions Agreements;

(ii)	the annual report of the Company for the year ended 31 December 2006;

(iii)	the annual report of the Company for the year ended 31 December 2007;

(iv)	the circular dated 1 February 2006 issued by the Company (the “2006 Circular”); and

(v)	the Circular.

We have also researched, analyzed and relied on information as set out the report headed “BP Statistical Review of World Energy” in June 2008 (the “BP Report”) issued by BP p.l.c., a global energy company with headquarters in London, the issued shares of which are listed on London Stock Exchange and New York Stock Exchange.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information, which provides us with a basis on which we have been able to formulate our independent opinion. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under the Rule 13.80 of the Hong Kong Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Proposed Continuing Connected Transactions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group’s management.

LETTER FROM CHINA MERCHANTS SECURITIES

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Proposed Continuing Connected Transactions and the Proposed Annual Caps, we have considered the following principal factors and reasons:

I.	The coal industry in the PRC

The following table sets out the production and consumption of coal in the PRC from 2003 to 2007:

	Production and consumption of coal in the PRC
	2003	2004	2005	2006	2007	CAGR (2003-2007)
	(million	(million	(million	(million	(million	(%)
	tonnes oil or equivalent)	tonnes oil or equivalent)	tonnes oil or equivalent)	tonnes oil or equivalent)	tonnes oil or equivalent)
Coal production	868.4	1,012.1	1,119.8	1,205.1	1,289.6	10.4
Coal consumption	853.1	983.0	1,088.8	1,215.0	1,311.4	11.3

Source: BP Report

The consumption of coal in the PRC increased from approximately 853.1 million tonnes oil or equivalent in 2003 to approximately 1,311.4 million tonnes oil or equivalent in 2007, representing a compound annual growth rate (“CAGR”) of approximately 11.3% per annum. On the other hand, the production of coal in the PRC increased from approximately 868.4 million tonnes oil or equivalent in 2003 to approximately 1,289.6 million tonnes oil or equivalent in 2007, representing a CAGR of approximately 10.4% per annum. The Directors believe that the robust growth in demand for coal was driven by rapid economic growth, improvement in living standards, as well as increasing levels of industrial activity in the PRC.

LETTER FROM CHINA MERCHANTS SECURITIES

II.	Information on the Group

The Company is one of the largest state-owned enterprises engaged in the coal industry in the PRC. The principal activities of the Group include underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as well as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection. The Group’s turnover and cost of sales and services provided for the three years ended 31 December 2007 (prepared under the International Financial Reporting Standards (the “IFRS”)) are set out below:

	Year ended 31 December
	2005	2006	2007
	(RMB’000)	(RMB’000)	(RMB’000)
	(Audited)	(Audited)	(Audited)
The Group’s turnover	12,447,025	12,943,966	15,110,460
The Group’s cost of sales and services provided	5,288,588	6,190,069	7,331,924

From the year ended 31 December 2005 to the year ended 31 December 2007, (i) the Group’s audited turnover achieved a CAGR of approximately 10.2% per annum (the “Turnover Growth Rate”); and (ii) the Group’s audited cost of sales and services provided achieved a CAGR of approximately 17.7% per annum (the “Cost Growth Rate”). As advised by the Directors, the robust growth in the Group’s turnover was mainly attributable to (i) the favorable market conditions; and (ii) the rise in energy consumption in the PRC.

III.	Information on the Parent Company and its relationship with the Group

As referred to in the Letter from the Board, Yankuang Group Corporation Limited ( , the Parent Company) is a wholly state-owned enterprise with a registered capital of RMB3,353.388 million. The Parent Company is principally engaged in businesses such as coal mining and processing, heat and electricity, mining equipment, building and building materials, concrete, and coal-based chemical products. As referred to in the Letter from the Board, the Parent Company held approximately 52.86% of the total issued share capital of the Company as at the Latest Practicable Date, and is a connected person of the Company under the Hong Kong Listing Rules.

In the past, the Group and the Parent Company have shared certain facilities and utilities relating to provision of certain services. In the event the Group sets up its own systems for such facilities and utilities, it will increase the cost of the Group and will not be in the interests of the Group and the Shareholders as a whole. In addition, as the Parent Company has its own retained businesses, the Group and the Parent Company continue to mutually supply products and services to each other on normal commercial terms.

LETTER FROM CHINA MERCHANTS SECURITIES

IV.	Background of the Existing Continuing Connected Transactions

In January 2006, the Company and the Parent Company entered into the Existing Continuing Connected Transactions Agreements for the three years ending 31 December 2008 to govern the mutual supply of utilities, materials, supplies and services between the Group and the Parent Group in their daily operations, details of which were set out in the 2006 Circular. The entering into of the Existing Continuing Connected Transactions Agreements and the existing Annual Caps were approved by the Independent Shareholders in an extraordinary general meeting of the Company held on 24 March 2006, for a term of three years commencing from 1 January 2006.

As referred to in the Letter from the Board, those transactions contemplated under the Existing Continuing Connected Transactions Agreements for the three years ending 31 December 2008 are to be continuously conducted in the forthcoming three years as part of the Company’s daily operations. As such, the Proposed Continuing Connected Transactions Agreements, which will form a necessary and vital part of the daily operations of the Group, are required to be entered into by the Company and the Parent Company to govern such transactions.

V.	Reasons for and benefits of the entering into of the Proposed Continuing Connected Transactions

The reasons for and benefits of the entering into of the Proposed Continuing Connected Transactions are set out in the Letter from the Board. The content and provisions of the Proposed Continuing Connected Transactions will be similar to the corresponding transactions under the Existing Continuing Connected Transactions, except for changes due to: (i) additions of new services and materials; (ii) re-categorization of existing services and materials; and (iii) the entering into of new continuing connected transactions as a result of acquisition of 74% equity interest of Hua Ju Energy by the Company.

LETTER FROM CHINA MERCHANTS SECURITIES

The terms, conditions and coverage of each of the Existing Continuing Connected Transactions and the proposed changes are set out in the Letter of the Board. Based on the information in the Letter from the Board, set out below are the comparison between the Existing Continuing Connected Transactions and the Proposed Continuing Connected Transactions:

Existing Continuing Connected Transactions Agreements		Key changes	Proposed Continuing Connected Transaction Agreements
(1)	Provision of Labour and Services Agreement	Additional services to be provided by the Parent Company under the Provision of Labour and Services Supply Agreement include a number of individual employment benefits.	Provision of Labour and Services Supply Agreement

(2)	Provision of Equipment Maintenance and Repair Works Agreement	Services transferred from other agreements to the Provision of Labour and Services Supply Agreement include:

(i) maintenance and repair of mining equipment and machinery will be transferred from the existing Provision of Equipment Maintenance and Repair Works Agreement; and

(ii) retiree benefits will be transferred from the existing Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement.

Provision of Equipment Maintenance and Repair Works Agreement will not be renewed and such services will be incorporated into the proposed Provision of Labour and Services Supply Agreement.

LETTER FROM CHINA MERCHANTS SECURITIES

Existing Continuing Connected Transactions Agreements		Key changes	Proposed Continuing Connected Transaction Agreements
(3)	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement	The Company and the Parent Company will rename the agreement as the Provision of Insurance Fund Administrative Services Agreement, in order to consolidate all those social services which are to be provided by the Parent Company on a actual cost basis to the Provision of Labour and Services Supply Agreement, while leaving those administrative services which are to be provided by the Parent Company to the Group on a free of charge basis under this agreement. Particulars of the proposed key changes include:	Provision of Insurance Fund Administrative Services Agreement

(i)      the Parent Company will continue to be responsible for the management of the old age insurance payments to the employees of the Group on a free of charge basis. Since retiree benefits will be transferred to the Provision of Labour and Services Supply Agreement, such benefits will be provided by the Parent Company on an actual cost basis, which will be reimbursed by the Company after actual payment, instead of a prepayment by the Company on a fixed percentage basis.

LETTER FROM CHINA MERCHANTS SECURITIES

Existing Continuing Connected Transactions Agreements		Key changes	Proposed Continuing Connected Transaction Agreements
(3)	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

(ii)     in addition, the Parent Company will also be responsible for the management of the basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees on a free of charge basis. Such payments shall be paid by the Company for the employees in accordance with the relevant PRC laws and regulations to the Parent Group as employee benefits; and

Provision of Insurance Fund Administrative Services Agreement

(iii)   the supply of social welfare service, such as pension, relief subsidies, old age activities expenses, medical expenses, housing subsidies and other welfare expenses, to the retirees of the Group will be incorporated into the Provision of Labour and Services Supply Agreement. Such welfare and benefit payments are incurred on an actual cost basis and will be reimbursed by the Company to the Parent Company after actual payment.

LETTER FROM CHINA MERCHANTS SECURITIES

Existing Continuing Connected Transactions Agreements		Key changes	Proposed Continuing Connected Transaction Agreements
(3)	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement	As the administrative services in relation to the insurance fund managed under the Provision of Fund Administrative Services Agreement are provided by the Parent Company to the Group free of charge, they constitute exempt continuing connected transactions for the Company pursuant to the Hong Kong Listing Rules. A summary of the revised major terms of the agreement is as follows:	Provision of Insurance Fund Administrative Services Agreement

(i)      the Parent Company undertakes to be responsible for the management of the old age insurance payments; basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees on a free of charge basis; and

(ii)     the Parent Company shall annually provide the Company with a statement of the various fund payments and the Company is entitled to monitor and inspect the payments to and application of the moneys out of the fund payments.

LETTER FROM CHINA MERCHANTS SECURITIES

Existing Continuing Connected Transactions Agreements		Key changes	Proposed Continuing Connected Transaction Agreements
(4)	Provision of Materials and Water Supply Agreement	The Company will not purchase the water supply from the Parent Company under the proposed Provision of Materials Supply Agreement.	Provision of Materials Supply Agreement

(5)	Provision of Products and Materials Agreement		Provision of Coal Products and Materials Agreement

(6)	Provision of Electricity Agreement	Under the existing Provision of Electricity Agreement, electricity was provided to the Group by Hua Ju Energy, which is owned as to 74% by the Parent Company. On 24 October 2008, the Company entered into an acquisition agreement with the Parent Company, under which the Company has agreed to acquire from the Parent Company of its 74% equity interest in Hua Ju Energy.	Provision of Electricity and Heat Agreement

Upon completion of the acquisition, the Parent Company will cease to supply electricity to the Company. Instead, the Company and the Parent Company will enter into the Provision of Electricity and Heat Agreement under which the Company shall supply electricity and heat to the Parent Company. Accordingly, the ongoing transactions between Hua Ju Energy and the Parent Company will become continuing connected transactions for the Company under the Hong Kong Listing Rules.

LETTER FROM CHINA MERCHANTS SECURITIES

VI. The terms of the Proposed Continuing Connected Transactions

As referred to in the Letter from the Board, the pricing for each type of the Proposed Continuing Connected Transactions is based on one or more of the followings:

Pricing	Details

State-prescribed price	If at any time, a State-prescribed price is applicable to any particular supply or service, such supply or service will be provided based on the applicable state-prescribed price, being the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

Market price	Market price shall be determined according to normal commercial terms based on the following:

(i)      the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity;

(ii)     if (i) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

Cost price	Cost price is defined as:

(i) the cost of providing the subject matter of the transaction by the providing party; or

(ii) the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

LETTER FROM CHINA MERCHANTS SECURITIES

Set out below is a summary of the pricing bases for the Proposed Continuing Connected Transactions:

Agreements	Pricing basis
Provision of Labour and Services Supply Agreement	All labour and services are provided at cost. Construction services, telecommunication services, maintenance and repair of mining equipment and machinery services, motor vehicle transportation services are provided at market prices.

The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company agrees to provide such labour/services to the Company at a favourable price.

Provision of Insurance Fund Administrative Services Agreement	Free of charge

Provision of Materials Supply Agreement	All materials are supplied at the market price and the parties shall in so far as possible access such price before the commencement of each financial year.

The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials.

The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company agrees to provide such supplies to the Company at a favourable price.

LETTER FROM CHINA MERCHANTS SECURITIES

If the terms of provision of any materials by any third party are better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials from other third parties.

Provision of Coal Products and Materials Agreement	Coal products and materials will be provided at market price.

Provision of Electricity and Heat Agreement

(i)     The Company shall supply electricity and heat to the Parent Company at a price to be agreed and confirmed in writing by the parties from time to time at a price to be approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau); and

(ii) prior to the completion of the Company’s acquisition of 74% equity interest in Hua Ju Energy, the provision of electricity shall be in accordance with the Provision of Electricity Agreement.

We noted that the transactions to be contemplated under the Provision of Insurance Fund Administrative Services Agreement will be free-of charge, which are in the interests of the Group and the Independent Shareholders as a whole. We wish to draw the attention of the Independent Shareholders that:

(i)	in respect of transactions under the Provision of Labour and Services Supply Agreement and the Provision of Materials Supply Agreement, the Group has obtained similar supply of labour, services and materials from independent third parties. We have reviewed, on a sampling basis, the invoices in respect of such transactions, and we noted that the pricing bases for such transactions are comparable to those under the Provision of Labour and Services Supply Agreement and the Provision of Materials Supply Agreement. Accordingly, we consider that the pricing bases of the Provision of Labour and Services Supply Agreement and the Provision of Materials Supply Agreement are acceptable;

(ii)	in respect of transactions under the Provision of Coal Products and Materials Agreement, the Group has also supplied coal products and materials to independent third parties. We have reviewed, on a sampling basis, the invoices in respect of such transactions, and we noted that the pricing bases for such transactions are comparable to those under the Provision of Coal Products and Materials Agreement. Accordingly, we consider that the pricing bases of the Provision of Coal Products and Materials Agreement are acceptable; and

LETTER FROM CHINA MERCHANTS SECURITIES

(iii)	in respect of the transactions under the Provision of Electricity and Heat Agreement, Hua Ju Energy has also supplied electricity and heat to independent third parties. As advised by the Directors, the prices of electricity and heat are based on pricing guidelines as stipulated by the relevant government authorities in the PRC. Accordingly, we consider that the pricing bases of the Provision of Electricity and Heat Agreement are acceptable.

Based on the foregoing, we consider that the terms of the Proposed Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Independent Shareholders as a whole.

VII. The Proposed Annual Caps

1.	The Proposed Annual Caps for the three years ending 31 December 2011

For the easier reference of the Independent Shareholders, set out below is a summary of (i) the applicable existing Annual Caps for the year ending 31 December 2008; and (ii) the Proposed Annual Caps for the three years ending 31 December 2011:

	Existing Annual Caps for the year ending 31 December 2008	Proposed Annual Caps for the year ending 31 December
		2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Expenditure
Provision of Labour and Services Supply Agreement	1,283,700 (Note 1)	1,972,410	2,356,820	2,594,340

Year-on-year growth		53.7%	19.5%	10.1%

CAGR for the Proposed Annual Caps from 2009 to 2011				14.7%

Provision of Insurance Fund Administrative Services Agreement	N/A (Note 2)	N/A	N/A	N/A

Provision of Materials Supply Agreement	595,200 (Note 3)	600,000	660,000	726,000

LETTER FROM CHINA MERCHANTS SECURITIES

	Existing Annual Caps for the year ending 31 December 2008	Proposed Annual Caps for the year ending 31 December
		2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Year-on-year growth		0.8%	10.0%	10.0%

CAGR for the Proposed Annual Caps from 2009 to 2011				10.0%

Revenue
Provision of Coal Products and Materials Agreement	3,250,000 (Note 4)	3,700,000	4,070,000	4,650,000

Year-on-year growth		13.8%	10.0%	14.3%

CAGR for the Proposed Annual Caps from 2009 to 2011				12.1%

Provision of Electricity and Heat Agreement	N/A (Note 5)	310,000	334,000	360,400

Year-on-year growth		N/A	7.7%	7.9%

CAGR for the Proposed Annual Caps from 2009 to 2011				7.8%

Source: information provided by the Group’s management

Notes:

1.	Being the aggregate existing cap of the Provision of Labour and Services Agreement (which amounts to RMB963,700,000) as well as the Provision of Equipment Maintenance and Repair Works Agreement (which amounts to RMB320,000,000) for the year ending 31 December 2008.

2.	Corresponding to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement.

3.	Being the existing cap of the Provision of Materials and Water Supply Agreement for the year ending 31 December 2008.

4.	Being the existing cap of the Provision of Products and Materials Agreement for the year ending 31 December 2008.

5.	The supply of power and heat by Hua Ju Energy to the Parent Company does not constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules for the year ending 31 December 2008.

LETTER FROM CHINA MERCHANTS SECURITIES

2.	The historical and estimated transaction amounts of the Existing Continuing Connected Transactions

For the easier reference of the Independent Shareholders, set out below is a summary of:

(i)	the historical transaction amounts for (1) the Provision of Labour and Services Agreement; (2) the Provision of Equipment Maintenance and Repair Works Agreement; (3) the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement; (4) the Provision of Materials and Water Supply Agreement; and (5) the Provision of Products and Materials Agreement, being the transactions corresponding to the Proposed Continuing Connected Transactions, for the two years ended 31 December 2007 and the eight months ended 31 August 2008; and

(ii)	the estimated transaction amounts for (1) the Provision of Labour and Services Agreement; (2) the Provision of Equipment Maintenance and Repair Works Agreement; (3) the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement; (4) the Provision of Materials and Water Supply Agreement; and (5) the Provision of Products and Materials Agreement for the year ending 31 December 2008:

	Historical transaction amount			Estimated transaction amount
	For the year ended 31 December		For the eight months ended 31 August 2008	For the year ending 31 December 2008
	2006	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Expenditure
Provision of Labour and Services Agreement (Note 1)	805,205	718,482	396,020	763,910

Provision of Equipment Maintenance and Repair Works Agreement (Note 1)	246,841	215,102	175,770	305,770

Sub-total (Note 1)	1,052,046	933,584	571,790	1,069,680

Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (Note 2)	Free of charge	Free of charge	Free of charge	Free of charge

Provision of Materials and Water Supply Agreement (Note 3)	458,509	454,649	335,960	515,960

Revenue
Provision of Products and Materials Agreement (Note 4)	1,566,100	1,610,106	1,346,610	2,033,880

LETTER FROM CHINA MERCHANTS SECURITIES

Source: information provided by the Group’s management

Notes:

1.	Corresponding to the Provision of Labour and Services Supply Agreement (which will be conducted for the three years ending 31 December 2011).

2.	Corresponding to the Provision of Insurance Fund Administrative Services Agreement (which will be conducted for the three years ending 31 December 2011).

3.	Corresponding to the Provision of Materials Supply Agreement (which will be conducted for the three years ending 31 December 2011).

4.	Corresponding to the Provision of Coal Products and Materials Agreement (which will be conducted for the three years ending 31 December 2011).

3.	The comparison of (i) the estimated transaction amount of the Existing Continuing Connected Transactions for the year ending 31 December 2008; and (ii) the Proposed Annual Caps for the year ending 31 December 2009

We noted that:

(i)	the Proposed Annual Caps for the Provision of Labour and Services Supply Agreement for the year ending 31 December 2009 (which amounts to approximately RMB1,972,410,000) is higher than the estimated aggregate transaction amount of the Provision of Labour and Services Agreement and the Provision of Equipment Maintenance and Repairs Work Agreement for the year ending 31 December 2008 (which amounts to approximately RMB1,069,680,000) by approximately 84.4%;

(ii)	the Proposed Annual Caps for the Provision of Materials Supply Agreement for the year ending 31 December 2009 (which amounts to approximately RMB600,000,000) is higher than the estimated transaction amount of the Provision of Materials and Water Supply Agreement for the year ending 31 December 2008 (which amounts to approximately RMB515,960,000) by approximately 16.3%, which is smaller than the Cost Growth Rate of approximately 17.7% per annum, being the CAGR of the Group’s audited cost of sales and services provided from the year ended 31 December 2005 to the year ended 31 December 2007;

(iii)	the Proposed Annual Caps for the Provision of Coal Products and Materials Agreement for the year ending 31 December 2009 (which amounts to approximately RMB3,700,000,000) is higher than the estimated transaction amount of the Provision of Products and Materials Agreement for the year ending 31 December 2008 (which amounts to approximately RMB2,033,880,000) by approximately 81.9%; and

(iv)	a new type of continuing connected transactions for the Company, being the Provision of Electricity and Heat Agreement, will be conducted for the three years ending 31 December 2010, for which the historical transaction amounts (of power and

LETTER FROM CHINA MERCHANTS SECURITIES

heat supplied by Hua Ju Energy to the Parent Company in the past) did not constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules.

We wish to draw the attention of the Independent Shareholders that there exists significant increases in the Proposed Annual Caps for each of the Provision of Labour and Services Supply Agreement and the Provision of Coal Products and Materials Agreement for the year ending 31 December 2009, as compared with the estimated transaction amounts of the corresponding transactions in the year ending 31 December 2008.

In respect of the significant increases in the Proposed Annual Caps for the Provision of Labour and Services Supply Agreement, we have discussed with the Directors and noted that:

(i)	as a result of increases in costs and the market prices in respect of environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training, the Directors estimate that the aggregate transaction amount for the Provision of Labour and Services Supply Agreement in the year ending 31 December 2009 will increase, as compared with the estimated transaction amount of the corresponding transactions in the year ending 31 December 2008;

(ii)	as a result of increases in staff salaries and material prices, the Directors estimate that the transaction amount for individual employee benefits will increase by approximately RMB114 million in the year ending 31 December 2009, as compared with the estimated transaction amount of the same in the year ending 31 December 2008;

(iii)	as a result of increases in medical expenses, housing allowances and materials prices, the Directors estimate that the transaction amount for retiree benefits will increase by approximately RMB108 million in the year ending 31 December 2009, as compared with the estimated transaction amount of the same in the year ending 31 December 2008;

(iv)	in order to comply with the product safety requirements in the PRC, the Company has established a complete and comprehensive safety-production dispatching system in 2006 which would enhance the Group’s product safety standard and management efficiency. The implementation of the system is reliant on the Parent Company’s telecommunication network, and the Parent Company has incurred substantial amount of costs in enhancing its telecommunication network in order to ensure the smooth running of the system. Coupled with the Group’s business expansion, the Directors estimate that the transaction amount for maintenance and repair of mining equipment and machinery services will increase by approximately RMB84 million in the year ending 31 December 2009, as compared with the estimated transaction amount of the same in the year ending 31 December 2008; and

LETTER FROM CHINA MERCHANTS SECURITIES

(v)	given that (1) the Group’s external resource exploitation will expand during the year ending 31 December 2009; and (2) the staff salaries and the prices of raw materials will increase, the Directors estimate that the transaction amount for construction services will increase by approximately RMB205 million in the year ending 31 December 2009, as compared with the estimated transaction amount of the same in the year ending 31 December 2008.

In respect of the significant increases in the Proposed Annual Caps for the Provision of Coal Products and Materials Agreement, we have discussed with the Directors and noted that:

(i)	the coal chemical processing facilities of the Parent Company, including the coke plant, the methanol plant and the acetic acid plant, have all commenced production and are expected to reach their full productivity in 2009. In addition, the scale of operations of the Parent Company’s aluminium refining facilities will expand. Thus, the demand for coal supply by the Parent Company will further increase, and the Directors estimate that the overall transaction amount for the coal sales in the year ending 31 December 2009 will increase by approximately RMB1,539 million, as compared with the estimated transaction amount of the same in the year ending 31 December 2008; and

(ii)	as a result of the commencement of production of the coal chemical processing facilities and the aluminium refining facilities of the Parent Company, the demand for material supplies by the Parent Company will further increase. The Directors estimate that the overall transaction amount for the material supplies in the year ending 31 December 2009 will increase by approximately RMB127 million, as compared with the estimated transaction amount of the same in the year ending 31 December 2008.

We consider that the aforesaid significant increases in the Proposed Annual Caps for each of the Provision of Labour and Services Supply Agreement and the Provision of Coal Products and Materials Agreement are acceptable, taking into account:

(i)	under the Provision of Labour and Services Supply Agreement, the coverage of labour and services will expand (as illustrated in Section VI of this letter) when compared with the corresponding transactions in the past;

(ii)	the Parent Group expects to expand its scale of operations from 2009 onwards and would have a higher demand for the supply of coal products and materials from the Group. Thus, a significantly higher monetary limit for the Provision of Coal Products and Materials Agreement will cater the Group to receive higher income from its supply to the Parent Company;

LETTER FROM CHINA MERCHANTS SECURITIES

(iii)	as a result of the proposed acquisition of 74% equity interest of Hua Ju Energy, the Directors consider that the Group has entered into a new phase of swift development and has other sources of income, which would require higher amount of supplies from the Parent Company under the Provision of Labour and Services Supply Agreement;

(iv)	the Parent Group has been able to provide labour and services of high quality in a timely manner to the Group, thus minimizing the management and operational costs of the Group and mitigating related operational risks;

(v)	we have discussed with the Directors and noted that the Group has laid much emphasis upon obtaining certain supplies from the Parent Company (which are necessary to its operations) in a cost-efficient manner at all times, which in turn would (1) not hinder the Group’s ability to conduct its business in the ordinary and usual course; (2) facilitate the Group to formulate effective operational and production plans for its expanding businesses; as well as (3) ensure the supply of quality labour and services from the Parent Group; and

(vi)	on the other hand, the aforesaid significant increases in obtaining supplies from the Parent Company under the Provision of Labour and Services Supply Agreement would enhance certainty and transparency of the Group’s costs, and may facilitate the Group to exercise stringent cost control.

Prior to completion of acquisition of 74% equity interest in Hua Ju Energy by the Group (the “Completion”), Hua Ju Energy is not a subsidiary of the Company. Thus, the supply of power and heat by Hua Ju Energy to the Parent Company prior to the Completion did not and does not constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules.

We have discussed with the Directors and noted that:

(i)	the current prescribed price of heat supply is RMB135 per steam tonne. After the Group’s consultation with Jining Municipal Price Bureau, the estimated price of such supply will increase to RMB180 per steam tonne from 2009. Based on the Group’s estimate of total heat supply of 388,000 steam tonnes per annum, the estimated Annual Caps for heat supply by the Company will be RMB70 million per annum for the year ending 31 December 2009; and

(ii)	the current prescribed price of electricity supply is RMB0.50 per kilowatt-hour. After the Group’s consultation with Jining Municipal Price Bureau, the estimated price of such supply will increase to RMB0.60 per kilowatt-hour. Based on the Group’s estimate of total electricity supply of 400 million kilowatt-hours per annum in 2009, the estimated Annual Caps for electricity supply by the Company will be RMB240 million per annum for the year ending 31 December 2009.

LETTER FROM CHINA MERCHANTS SECURITIES

In respect of the Provision of Power and Heat Agreement, we noted that such will provide a new source of income to the Group in the three years ending 31 December 2011. We consider that the new monetary limit of RMB310 million for the year ending 31 December 2009, which is equivalent to approximately 2.1% of the Group’s audited turnover for the year ended 31 December 2007, is fair and reasonable so far as the Group and the Independent Shareholders are concerned, taking into account:

(i)	the expected increases in unit price of supply of heat and electricity in 2009, according to Jining Municipal Price Bureau;

(ii)	the expected increases in demand for heat and electricity respectively by the Parent Company as a result of its business expansion; and

(iii)	a higher cap of RMB310 million for the year ending 31 December 2009 would enable the Group to receive higher income through its supply of electricity and heat to the Parent Company.

We also consider that the Group’s estimate of total heat supply of 388,000 steam tonnes per annum and total electricity supply of 400 million kilowatt-hours per annum in the year ending 31 December 2009 are fair and reasonable so far as the Group and the Independent Shareholders are concerned, taking into account:

(i)	the coal chemical processing facilities of the Parent Company, including the coke plant, the methanol plant and the acetic acid plant, have all commenced production and are expected to reach their full productivity in 2009;

(ii)	the scale of operations of the Parent Company’s aluminium refining facilities will expand in 2009; and

(iii)	accordingly, the demand for electricity and heat by the Parent Company will increase significantly in the year ending 31 December 2009, as compared with the estimated transaction volumes of electricity and heat supplied by Hua Ju Energy to the Parent Company in the year ending 31 December 2008.

Overall, we consider that the Proposed Annual Caps for the year ending 31 December 2009 are fair and reasonable.

LETTER FROM CHINA MERCHANTS SECURITIES

4.	The growth in the Proposed Annual Caps

Set out below is a summary of the basis of determination of the Proposed Annual Caps and the reasons for the growth as advised by the Directors:

Proposed Continuing Connected Transactions	Growth rate of the applicable Proposed Annual Caps during the three years ending 31 December 2011	Reasons for the growth
Provision of Labour and Services Supply Agreement	From the year ending 31 December 2009 to the year ending 31 December 2010: approximately 19.5%

(i)      increase in costs and market prices of environmental services, police and fire services, heat supply, property management services, education, civil army training, as a result of increase in staff salaries and material prices;

From the year ending 31 December 2010 to the year ending 31 December 2011: approximately 10.1%

(ii) increases in retiree benefits and individual employee benefits;

(iii) costs in connection with enhancement of telecommunication network which ensures the smooth operation of a safety-production dispatching system of the Group;

(iv) continuing expansion of mine construction services; and

(v) significant increase in the prices of raw materials and staff salaries.

LETTER FROM CHINA MERCHANTS SECURITIES

Proposed Continuing Connected Transactions	Growth rate of the applicable Proposed Annual Caps during the three years ending 31 December 2011	Reasons for the growth
Provision of Materials Supply Agreement	From the year ending 31 December 2009 to the year ending 31 December 2010: 10%	Increase in demand for materials for the Group’s growing operations.

From the year ending 31 December 2010 to the year ending 31 December 2011: 10%

Provision of Coal Products and Materials Agreement	From the year ending 31 December 2009 to the year ending 31 December 2010: 10%	Increase in demand for coal by coal chemical processing facilities and aluminium refining facilities of the Parent Company.

From the year ending 31 December 2010 to the year ending 31 December 2011: approximately 14.3%

Provision of Electricity and Heat Agreement	From the year ending 31 December 2009 to the year ending 31 December 2010: approximately 7.7%	Estimated price for heat supply will increase from RMB135 per steam tonne to RMB180 per steam tonne.

From the year ending 31 December 2010 to the year ending 31 December 2011: approximately 7.9%

LETTER FROM CHINA MERCHANTS SECURITIES

For the Proposed Annual Caps for the two years ended 31 December 2011, we noted that:

(i)	the annual growth rates for the Provision of Labour and Services Supply Agreement and the Provision of Materials Supply Agreement range between 10% and approximately 19.5% per annum, which are in line with the Cost Growth Rate of approximately 17.7% per annum; and

(ii)	the annual growth rates for the Provision of Coal Products and Materials Agreement and the Provision of Electricity and Heat Agreement range between approximately 7.7% and approximately 14.3% per annum, which are in line with the Turnover Growth Rate of approximately 10.2% per annum.

We consider that the annual growth rates of the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, after taking into account:

(i)	the anticipated price increase in raw materials, staff salaries and other costs;

(ii)	the expected increase in the scale of operations of the Group and the Parent Company;

(iii)	the positive outlook of the coal industry in the PRC as illustrated in Section I of this letter;

(iv)	the historical growth in the Group’s turnover and cost of sales and services provided, as illustrated by the Turnover Growth Rate and the Cost Growth Rate; and

(v)	the Proposed Annual Caps would provide adequate buffer for Group, in case unanticipated revenue is derived from the Provision of Coal Products and Materials Agreement and the Provision of Electricity and Heat Agreement. Such, in turn, would facilitate the Group’s business growth for the three years ending 31 December 2011.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the Proposed Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole, and the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

LETTER FROM CHINA MERCHANTS SECURITIES

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolutions to approve the Proposed Continuing Connected Transactions and the Proposed Annual Caps at the EGM. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the Proposed Continuing Connected Transactions and the Proposed Annual Caps at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd. Tony Wu
Managing Director and
Head of Investment Banking Department

APPENDIX I        PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATIONS

Details of the proposed amendments to the Articles of Association are set out as follows:

1.	Articles 63 and 64

Two new articles shall be added immediately after Article 62. The newly added articles will be numbered as Article 63 and Article 64, respectively, the text of which are set out below:

Article 63

“In operational fund transactions between the controlling shareholder of the Company and its related parties, appropriation of funds of the Company shall be strictly restricted. The controlling shareholder of the Company and its related parties shall not require the Company to pay advance fees such as salary, benefits, insurance, advertising, and they shall not undertake costs and other expenses on each other’s behalf.”

Article 64

“The Company shall establish a special system to prevent the appropriation of assets of the Company by the controlling shareholder of the Company and its related parties. The Company shall conduct periodic self-inspections as to whether the controlling shareholder of the Company and its related parties have engaged in non-operational appropriations of funds of the Company and report such matters to the relevant regulatory authorities within 10 business days before publication of its quarterly– reports, interim reports and annual reports.

If there are non-operational appropriations of funds of the Company conducted by the controlling shareholder of the Company and the Company fails to prevent such appropriations of funds or fails to recover such funds so appropriated in a timely manner, the Board shall be entitled to realize the repayment of such by, among others, applying to a court for an injunction and auction of equities of the Company held by its controlling shareholder.”

2.	Article 66

A new sub-paragraph, reading as follows, is proposed to be added as sub-paragraph number four under paragraph two of the original Article 66 relating to the provision of guarantees to subsidiaries which requires approvals in general meetings:

“(4) Provision of guarantee to any guaranteed party with an assets to liabilities ratio exceeding 70%.”

APPENDIX I        PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATIONS

3.	Article 166

A new paragraph, reading as follows, is proposed to be added to Article 166 as the second paragraph of that Article:

“The Board may establish special committees such as Strategic Committee, Audit Committee, Nomination Committee and Remuneration Committee as it deems appropriate. The special committees are to be comprised solely of Directors. The independent directors of the Company should take up the majority of the Audit Committee, the Nomination Committee and the Remuneration Committee and be responsible for as conveners of meetings. The members of the Audit Committee should have at least one independent director who is an accounting professional.”

4.	Article 171

A new paragraph, reading as follows, is proposed to be added to Article 171 as the third paragraph of that Article:

“(3) Disclosure on provision of guarantee

The provision of external guarantee as approved by the Board or shareholders in general meetings should be disclosed in a preliminary report in a true, accurate, complete and timely manner. The obligation to disclose such matters should not be fulfilled by way of periodic reports.

The contents to be disclosed should include: (i) the respective resolutions passed by the Board or general meetings; (ii) the aggregate amount of external guarantee provided by the Company and its subsidiaries as at the date of disclosure; (iii) the aggregate amount of guarantees provided by the Company to its subsidiaries.

The above disclosure obligation should apply equally to the subsidiaries of the Company when providing external guarantees.

Within ten days upon the approval of the provision of external guarantee by the Company, the Company should file the relevant resolutions of the Board or the general meeting, minutes of the relevant meeting and financial statements of the guaranteed party with Shandong Provincial Securities Regulatory Bureau of the China Securities Regulatory Commission; and within ten days upon the signing of the guarantee agreement, file the relevant agreement(s) in respect of the external guarantee stamped with the Company’s chop with Shandong Provincial Securities Regulatory Bureau of the China Securities Regulatory Commission.”

APPENDIX I        PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATIONS

5.	Articles 202

Article 202 now reads as follows:

“The Supervisory Committee is to be comprised of five members, of which shareholders representative supervisors are elected and removed by general meetings and employee representative supervisors are elected and removed by democratic elections of the employees.”

Article 202 is proposed to be amended to read as follows:

“The Supervisory Committee is to be comprised of six members. Members of the Supervisory Committee should be comprised of shareholder representative supervisors and an appropriate proportion of employee representative supervisors. The number of employee representative supervisors should not be less than one-third of the total number of the members of the Supervisory Committee. Shareholders representative supervisors are elected and removed by general meetings and employee representative supervisors are elected and removed by democratic elections of the employees.”

6.	Articles 218 and 219

Two new articles shall be added immediately after Article 217. The newly added articles will be numbered as Article 218 and Article 219, respectively the text of which are set out below:

Article 218

“Directors, supervisors and senior management of the Company shall have legal responsibilities and obligations with regard to the safe-keeping of the funds of the Company.

The Company shall not provide, directly or indirectly, funds to the controlling shareholder of the Company and its related parties in the following manner:

1.	To lend funds of the Company to the controlling shareholder and its related parties, irrespective of whether it is interest-free;

2.	To provide entrusted loan to related parties through banks or other financial institutions;

3.	To entrust the controlling shareholder of the Company and its related parties with investments;

4.	To issue commercial bill of exchange not substantiated by actual transactions for the controlling shareholder of the Company and its related parties;

5.	To repay debts for the controlling shareholder of the Company and its related companies; and

6.	In other manners prescribed by the China Securities Regulatory Commission.”

APPENDIX I        PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATIONS

Article 219

“Shall directors, senior management of the Company assist, connive the controlling shareholder of the Company and its related parties to appropriate assets of the Company, the Board shall, subject to the seriousness of such events, take internal disciplinary actions, serve monetary punishments, pursue legal responsibilities against directly responsible persons; In case of serious events, the materially responsible senior management shall be removed from office, and such materially responsible director shall be proposed to the shareholders’ general meeting to be removed from office.

Shall there be events in which the controlling shareholder of the Company and its related parties have appropriated funds of the Company or its subsidiaries for non-operational purposes which impose adverse impacts on the Company, the Company shall, with reference to the preceding paragraph and subject to the seriousness of such events, impose punishments on such directly responsible person(s).”

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or supervisors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Title	Number of A Shares held as at the Latest Practicable Date (shares)
Yang Deyu	Vice Chairman of the Board and General Manager	20,000
Wu Yuxiang	Director and Chief Financial Officer	20,000
Song Guo	Chairman of the Supervisor Committee	1,800

All the interests disclosed above represent long position in the A shares of the Company.

APPENDIX II	GENERAL INFORMATION

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no other persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholder	Class of shares	Number of shares held		Capacity	Type of interest	Percentage in the relevant class of issued share capital		Percentage in the total issued share capital
Yankuang Group Corporation Limited	Domestic Shares (State-owned legal person share)	2,600,000,000(L)		Beneficial owner	Corporate	87.84	%(L)	52.86	%(L)
Penta Investment Advisers Limited	H Shares (Note 2)	175,870,000	(L)	Investment manager	Corporate	8.98	%(L)	3.58	%(L)
Zwaanstra John	H Shares (Note 2)	175,870,000	(L)	Interests of controlled corporations	Corporate	8.98	%(L)	3.58	%(L)
JP Morgan Chase & Co.	H Shares (Note 3)	218,766,375 including 83,242,900 28,468,000	(L) (P) (S)	Beneficial owner, Investment manager and Custodian corporation/Approved lending agent	Corporate	11.17 1.45	%(L) %(S)	4.45 0.58	%(L) %(S)
UBS AG	H Shares (Note 4)	130,144,639 18,849,839	(L) (S)	Beneficial owner, Person having a security interest in shares and Interests of controlled corporations	Corporate	6.65 0.96	%(L) %(S)	2.65 0.38	%(L) %(S)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

2.	These H shares are held indirectly by Penta Investment Advisers Limited through its controlled corporations. Mr. John Zwaanstra is deemed to be interested in these shares through his 100% control of Penta Investment Advisers Limited.

3.	Among the aggregate interests in the long positions of H Shares, 24,638,575 H Shares are held in the capacity of beneficial owner, 27,652,000 H Shares are held in the capacity of investment manager, 83,242,900 H Shares are held in the capacity of custodian corporation/approved lending agent and 12,500,000 H Shares are held as derivatives.

Among the aggregate interests in the short positions of H Shares, 28,468,000 H Shares are held in the capacity of beneficial owner and 25,742,000 H Shares are held as derivatives.

4.	Among the aggregate interests in the long positions of H Shares, 109,093,702 H Shares are held in the capacity of beneficial owner, 19,613,406 H Shares are held in the capacity of a person having a security interest in shares, 1,437,531 H Shares are held in the capacity of interests of controlled corporations and 13,888,471 H Shares are held as derivatives.

APPENDIX II	GENERAL INFORMATION

Among the aggregate interests in the short positions of H Shares, 18,440,839 H Shares are held in the capacity of beneficial owner, 409,000 H Shares are held in the capacity of a person having a security interest in shares and 6,990,840 H Shares are held as derivatives.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited consolidated financial statements of the Group were made up to.

4.	LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

5.	CONSENTS OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear:

Name	Qualifications
China Merchants Securities	A licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of any member of the Group nor did it has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

The above expert has given its consent and has not withdrawn its consent to the issue of this circular with the inclusion of its letter of advice and references to its name in the form and context in which it appears.

APPENDIX II	GENERAL INFORMATION

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 113 of the articles of association of the Company, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who demands the same.

APPENDIX II	GENERAL INFORMATION

10.	MISCELLANEOUS

(a)	Mr. Zhang Baocai is the Company Secretary and Board Secretary of the Company.

(b)	The Company is using its best endeavour in finding a candidate with suitable qualifications and experiences to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Hong Kong Listing Rules.

(c)	As at the date of this circular, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including Friday, 21 November 2008:

(a)	the Existing Continuing Connected Transactions Agreements;

(b)	the Proposed Continuing Connected Transactions Agreements;

(c)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(d)	the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders as set out in this circular;

(e)	the written consent from China Merchants Securities referred to in paragraph 5 of this appendix; and

(f)	the Articles of Association of the Company.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310